Filed by The Keith Companies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                     Subject Company: The Keith Companies, Inc.
                                                 Commission File No.: 000-26561

This filing relates to the Agreement and Plan of Merger and Reorganization, dated April 14, 2005, by and among Stantec Inc., Stantec Consulting California Inc., and The Keith Companies, Inc. The following is a transcript of The Keith Companies' first quarter 2005 earnings conference call held on May 5, 2005.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Stantec and TKC will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

And from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6001 Fax: (949) 923-6026

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec's proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec's directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators' web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC's directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, a downturn in the real estate market, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward- looking statements in this release.


                         THE KEITH COMPANIES, # 11029519
         THE KEITH COMPANIES FIRST QUARTER 2005 EARNINGS CONFERENCE CALL
                            MAY 5, 2005, 8:30 A.M. PT
                            CHAIRPERSON: TRICIA ROSS

Operator:      Good morning, ladies and gentlemen, and thank you for
               standing by. Welcome to The Keith Companies First Quarter 2005
               Earnings Conference Call. At this time, all participants are in a listen-only mode. Following today's presentation, instructions will be given for the question and answer session. If anyone needs assistance at any time during the conference, please press the star, followed by the zero. As a reminder, this conference is being recorded Thursday, May 5th, of 2005. At this time, I'd like to turn the presentation over to Tricia Ross with the Financial
               Relations Board. Please go ahead.

Tricia Ross:   Good morning, and thank you for joining The Keith Companies to discuss its results for fiscal 2005 first quarter.
               By now, you should have all received a copy of the press release, which was issued this morning. If not, please call my office at 617-520-7064 and we will get a copy to you right away.

               On today's call from management are Mr. Aram Keith, Chairman and Chief Executive Officer, Eric Nielsen, President and Chief Operating Officer, and Gary Campanaro, Chief Financial Officer of The Keith Companies. Aram and Gary will provide an overview of the quarter and then open the call to your questions.

               Please bear with me for one moment while I read you the Safe Harbor statement. This conference call will contain forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue," or similar expressions. Such forward-looking statements are based upon current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this conference call include: (1) the Keith Companies' expectation of continued growth in the real estate development sector; (2) the Keith Companies' expectation that operating margins in the real estate development sector will continue to be strong; (3) the Keith Companies' expectation of continued improvement in the energy/industrial sector; and (4) the Keith Companies' statements regarding the proposed merger with Stantec. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

               For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major U.S. exchange, or if either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in the economic growth in the United States, especially in California and other major international economies; The Keith Companies' ability to sustain its growth and profitability; a downturn in the real estate market; the ongoing financing of public works and infrastructure enhancement and refurbishments; the demand for electricity and the impact on power providers' plans for expanding generation facilities; The Keith Companies' failure to accurately estimate costs on fixed price contracts, or contracts with "not to exceed" provisions; changes in the carrying value of The Keith Companies' goodwill and other long-term assets; The Keith Companies' ability to implement its acquisition strategy and to successfully close and integrate acquired companies on a timely and cost-effective basis while maintaining their profit margins and/or client base; the Company's ability to attract and retain employees; the uncertain timing of awards and contracts; The Keith Companies' ability to successfully implement its enterprise service automation software system; outcomes of pending and future litigation; increasing competition by domestic and foreign companies; risks inherent in doing business outside of the United States, including the difficulties of enforcing contracts, political instability, and foreign currency fluctuations and potential exchange restrictions; the short and long-term impact of terrorist activities, and resulting political and military policies; and other factors, as are described in the Company's filings with the SEC. The forward-looking information set forth in this conference call is as of today, May 5th, 2005, and The Keith Companies undertakes no duty to update this information. Actual results may differ materially from those contained in the forward-looking statements in this conference call.

               I would now like to turn the call over to Mr. Aram Keith.  Aram?

Aram Keith:    Trica, thanks.  That was a mouthful.  Good morning, everybody, and thanks for joining us today.

               As you should be aware by now, we are party to the proposed merger with Stantec. The purpose of today's call is to discuss our first quarter results and operational highlights. We will not be discussing the proposed merger. Please refer to our joint website with Stantec at www.stantec.com/keithco for details. Thank you in advance for your understanding.

               With that said, we are extremely pleased to report record net revenue of $25.9 million and a nearly 30% increase in net income for the first quarter.

               All three of our business segments achieved year-over-year net revenue growth in the first quarter, led by continued strong gains in the real estate development segment.

               I'll now turn the call over to Gary Campanaro, our CFO, to go over the specific details of our financial results and then I'll return to give you an overview of what we're expecting going forward. Gary?

Gary Campanaro: Thank you, Aram. Good morning, everyone. As Aram mentioned, once again, we are very pleased with the overall performance of the Company. For the quarter, we had an increase of 26.3% in diluted earnings per share. I will now spend the next few minutes discussing the Company's income statement and balance sheet. I will start by addressing the major dollar and percentage changes for the three months ended March 31st, 2005 and 2004.

               Net revenue increased 15.3%, to $25.9 million. The increase for the three months was mainly due to our continued strong revenue from our California offices, related primarily to the residential real estate. Our energy/industrial segment also increased as well, as well as our public works/infrastructure segment. The increase in our public works infrastructure segment was mainly due to increased net revenue from one of our public works infrastructure divisions, which primarily benefited from its ability to temporarily deploy some of its under-utilized billable employees to assist in providing services to our real estate development segment. Net revenue from our real estate services increased 18.4% over the corresponding prior year period. Net revenue from our energy/industrial segment increased 9.1% over the corresponding prior year period. And net revenue from our public works/infrastructure segment increased 3.5% over the corresponding prior year period. We were pleased by the increases in our real estate development and energy/industrial segments.

               Gross profits increased 22.7%, to $9.8 million. Income from operations increased 23.3%, to $2.9 million. The increase in our income from operations for the three months was due to improved operating results from all three of our segments. Please keep in mind that our public works/infrastructure segment was aided by providing services to our real estate development segment. Furthermore, all three of our segments were profitable for the first quarter of 2005. The increase in income from operations was partially offset by an increase in our overall administrative costs.

               Net income increased 29.8%, to $1.9 million, which resulted in diluted earnings per share of $0.24, which is an increase of 26.3% from prior year.

               I will now go over the margins for the three months ended March 31st. I will first state the 2005 percentages and then the 2004 percentages.

               Gross profit, 37.8% versus 35.5. The increase was mainly due to improved margins from our real estate development and energy/industrial segments. For the first quarter, all three segments had a year-over-year increase in their gross profit margin. SG&A as a percentage of net revenue, 26.4% versus 24.9%. The increase as a percentage of net revenue was mainly due to an increase in overall compensation costs and an increase in our discretionary bonus accrual. These increases were partially offset by a reduction in our allowance for doubtful accounts. Income from operations, 11.4% versus 10.6%.

               I'd now like to cover some key items from our March 31st, 2005, balance sheet. We had cash and securities of $40.2 million, working capital of $57.3 million, our current ratio remains very strong, at 5.3 to 1, our debt-to-equity ratio remains at zero to 1, and our shareholder equity continues to grow and is now at $84.2 million, which equates to $10.55 per share outstanding.

               Before turning the call back to Aram, I will address our financial guidance. As stated in our earnings release this morning, due to the pending merger with Stantec, the Company has decided to discontinue its practice of providing financial guidance on future operating results. Investors are cautioned not to place any reliance on the financial guidance that the Company last provided on February 10th, 2005. Aram, the call is back to you.

Aram Keith:    Thanks, Gary.

               The U.S. Census Bureau and Department of Housing and Urban Development released March `05 data last week, which indicated that new home sales reached record highs, up sequentially by 12.2% and year-over-year by 12.7%. In California, the unsold inventory of existing, single-family detached homes in March dropped 29% to 2.7 months from 3.8 months in February, according to the California Association of Realtors. Supply continues to be an issue, fueling continued real estate development.

               To take advantage of the housing supply/demand imbalance and the resulting amount of real estate development work that is available, we will be continuing to look for opportunities to open new offices, much like we did with our new San Diego and Bakersfield offices late last year. We anticipate a net gain in staffing in our real estate development group this year.

               While we continue to experience reduced overall demand in the public works/infrastructure segment, this segment experienced an increase in net revenue over prior year mainly because we were able to partially mitigate the impact of this reduced demand during the quarter by temporarily deploying some of the under-utilized engineers to assist in our real estate development segment, which has always been part of our strategic plan. The nation's infrastructure is in severe need of repair, but many of these projects continue to await financing. When that happens, we anticipate a robust pipeline of work for this segment.

               Our energy/industrial segment delivered net revenue growth and swung from an operating loss in the first quarter of `04 to a profit in the same period in `05. Renewable energy projects are picking up as a result of the Production Tax Credit extension. We are also seeing increased activity in the industrial market as well.

               In summary, we expect continued strength in our overall business for the remainder of `05.

               At this point we'd be happy to answer any questions you may have regarding the results of our operations in the first quarter, and I'll turn the call back over to the operator to poll for questions. Thank you, everybody.

Operator:      Thank you, sir. Ladies and gentlemen, at this time, we will begin the question and answer session. If you would like to ask a question on today's presentation, please press the star, followed by the one, on your push button phone. If you would like to decline from the polling process, please press the star, followed by the two. You will hear a three tone prompt acknowledging your selection. Your questions will be polled in the order they are received. If you are using speaker equipment, we do ask that you please lift your handset before pressing the numbers. One moment, please, for our first question.

               As a reminder, ladies and gentlemen, if you would like to ask a question, please press the star, followed by the one. And if you are using speaker equipment, we do ask that you please lift the handset before pressing the numbers. One moment, please, for our first question.

               Our first question comes from Al Kaschalk with Wedbush Morgan. Please go ahead.

Al Kaschalk:   Good morning, Aram, good morning, Keith.

Aram Keith:    Hi, Al.

Al Kaschalk:   Quick question here on the SG&A line. Are you able to elaborate how much of the allowance was reduced, Gary?

Gary Campanaro: Yeah, let me see if I have that information here handy, Al. Hold
               on.

Al Kaschalk:   Or, as you're looking for that, it-- it seems like the
               SG&A went up quite a bit, even relative to some of the overall development and Company expansion, as well as the bonuses. Is there anything else in there, besides those two items?

Gary Campanaro: In terms of the allowance for doubtful accounts, that was a decrease of about $125,000, when you look year-over-year. Our DSOs went from roughly 60 days down to 55 days, so the accounts receivable side is, you know, definitely strong.

               In terms of your question, the major increases on SG&A, that is really a result of the very strong marketplace on the real estate side, where there's such strong demand, there's huge competition for good quality engineers, so we keep having pressures in terms of compensating those individuals. And then also related to that is an increase in our discretionary bonus. So that is--those items are the main drivers of the SG&A. And there's also been an increase in headcount as well on the positive side to that.

Al Kaschalk:   How much did the personnel increase, if you can add color to that?

Gary Campanaro: Yeah, in terms of total employees, I have that here as well. Hold on. Total employees, we went from--at the year-end, we had 825 employees and project workers. As of March 31, '05, we had 841.

Al Kaschalk:   In terms of the shift of personnel over from public
               works to real estate, do you suspect that that continues for another quarter or two, or do you have any visibility on what the outlook is here, given that the financing of those public works projects seem to be--they have some risk to them.

Aram Keith:    I'll let Eric answer that.

Eric Nielsen:  Hey, Al, it's Eric.

Al Kaschalk:   Hi, Eric.

Eric Nielsen:  We do feel like that there's enough work in the real estate sector, and the real estate work that comes through to some of the public works offices is a combination of mostly real estate and a little bit of public works, even, that that can continue for quite a while. In the mean time, our water-related work remains pretty strong and stable. It's transportation and items like that, that are slow to fund. So the diversification is providing a measure of pretty good stability right now.

Aram Keith:    And Al, this has always been our plan, because as I mentioned before, the public works/ infrastructure disciplines and the real estate disciplines are the same, whether designing a road for a private sector client or a public agency is the same thing, and so it's really our plan has just worked perfectly, so we have a real surge in real estate-related design work, and we're able to use the public works engineers to help us out, so it's worked out very well.

Al Kaschalk:   In terms of the energy and industrial side, I was wondering if the demand you're seeing, if there's a way to separate, perhaps, what you're seeing from, because of the tax credit as well as just overall increased activities, generally?

Eric Nielsen:  I don't know if I have a precise number on that. It has been most--the effect of the work related to the production tax credits has been most noticeable in our Oregon PEC office. Our ESI office has been the beneficiary of some other types of industrial work that have grown recently--bio-pharmaceuticals, other industrial corporate development, and other things. Most of the positive impact in the EI segment has been related to front-end design and engineering, mostly pre-construction services. We haven't seen the benefit of the construction phase services yet.

Al Kaschalk:   Great.

Aram Keith:    There's been pretty good, robust demand, even in the
               industrial side, as Gary said, to elaborate. I don't have the percentage in front of me, but it's gone up pretty good.

Al Kaschalk:   Thank you very much.

Aram Keith:    OK, Al.

Operator:      Thank you. Our next question comes from Richard Rossi with
               Morgan Joseph. Please go ahead.

Richard Rossi: Good morning, everybody.

Aram Keith:    Good morning, Richard.

Richard Rossi: A follow-up question on these projects that you're working on in the industrial side. Are these--are some, at least--of these projects projects that had been floating around but never had gotten initiated or are they all, are they things that really have developed only over the last, let's say, six months? I'm sure there's a mix, but if you can give us some sense of balance here?

Eric Nielsen:  You know, just estimating, Rich - this is Eric again - just estimating, I'd say it's probably pretty close to a split. There's some new things that have come up that are either the result of recently decided upon projects, or because of new pursuits of ours from a marketing standpoint. Or there's others here and there that we've been watching for 12 or 18 months, that have finally hit the surface.

Richard Rossi: Right, OK.

Aram Keith:    Congratulations, Rich, by the way.

Richard Rossi: Oh, thank you.  Remember that when my earnings estimates are way off the mark and my recommendations don't work.

Aram Keith:    That was real nice.

Richard Rossi: One final thing--any update on the LNG side of the business?

Eric Nielsen:  Actually very little activity on the LNG side for us right now.

Richard Rossi: OK, all right.

Aram Keith:    Thanks for asking.

Richard Rossi: And just one final thing--I want to congratulate you.  It looks like you found a good home for the Company and I wish you lot of luck.

Aram Keith:    Well, thank you.  We're real excited about it.  Thanks.

Operator:      Thank you.  Our next question comes from James Ragan with
               Crowell, Weedon & Company.

James Ragan:   Yes, good morning.

Aram Keith:    Hi, Jim.

James Ragan:   Hi.  Wondered, could you just give a rough estimate of the revenue associated with the public works business that was actually real estate-related?

Gary Campanaro: On that, we don't have an exact dollar amount on that, just due to the nature of some of the contracts that have a split between real estate and public works, so the safest thing is just to say that of the increase in the public works year-over-year, the significant or majority of that was related to the real estate development side.

James Ragan:   OK, great. And then switching over to the cash flow, cash
               from operations was negative in the first quarter $1.5 million, roughly. The first time in a few quarters that's happened, and I'm wondering if you could just address that a bit, talk about, you know, how that came about, and then going forward, you know, I would imagine you expect to be cash flow positive from operations in future quarters?

Gary Campanaro: That's a good question. Let me kind of address the main reason why we did have, you know, used cash from operations versus generating it, which we've done in the past. A lot of it was due to timing, kind of focusing on some of the main items. One would be accounts receivable. On that, we actually had about $1 million less in collections, and then we also had about $3 to $4 million increase in billings, so as a result of that, you know, you saw we only generated about $100,000 in cash from the change in A/R, versus, you know, last quarter was $4 million. On the positive note, as I mentioned earlier, our DSOs at year-end were roughly 59 to 60 days. At March 31, it was 55 days, so everything is definitely fine and healthy with our accounts receivable, it's just that we had a timing issue there.

               One of the other main drivers was our pre-paid expenses and other assets. There was a use there of almost $1.5 million. That was mainly due to taxes and pre-paid insurance. And the accounts payable is really timing, so we think that cash flow for the balance of the year will be strong, and that was really just a result of some timing of payments, coming in and going out.

James Ragan:   All right, OK. Great. Thank you.

Gary Campanaro: You bet.

Aram Keith:    Thanks.

Operator:      Thank you. Ladies and gentlemen, if there are additional
               questions at this time, please press the star, followed by the one. As a reminder, if you are using speaker equipment, we do ask that you please lift your handset before pressing the numbers.
               One moment, please, for our next question.

               Management, at this time, we appear to have no additional participants who have queued to ask a question. If you would like to conclude with any remarks, please do so that time.

Aram Keith:    Well, I just want to thank everybody for participating on today's call, and we look forward to speaking with you again in the next quarter. Thanks, everybody.

Operator:      Thank you. Ladies and gentlemen, at this time, we will conclude today's teleconference. If you would like to listen a replay of the presentation, please dial 1-800-405-2236, or 303-590-3000.
               You will need to enter an access code of 11029519. Once again, ladies and gentlemen, if you would like to listen to a replay of today's conference, please dial 1-800-405-2236 or 303-590-3000, with the access code of 11029519. We thank you for your participation. At this time, we will conclude the conference and you may now disconnect and please have a pleasant day.

                                       ###